Fortified Holdings Corp.

Via Facsimile (203) 549-0816

September 12, 2007

Z5 Technologies LLC
71 Wright Street
Westport, Connecticut 06880
Attention: Brendan Reilly

Thomas Keenan Ventures, LLC
71 Wright Street
Westport, Connecticut 06880
Attention: Brendan Reilly

Re: Modification of Agreement and Plan of Merger dated May 31, 2007

Ladies and Gentlemen:

Reference is hereby made to the Agreement and Plan of Merger (the “Merger Agreement”), dated May 31, 2007, by and among Aegis Industries, Inc., now known as Fortified Holdings Corp., a Nevada corporation (“Holdings”), Aegis Merger Corporation, a Delaware corporation and wholly owned subsidiary of Holdings (“Merger Co.”) (each of Merger Co. and Holdings, individually, a “Purchaser”, and, collectively, the “Purchasers”), Z5 Technologies LLC, a Connecticut limited liability company (the “Company”), and Thomas Keenan Ventures, LLC, a Delaware limited liability company (the “Seller”). All capitalized terms not otherwise defined in this letter agreement (this “Letter Agreement”) shall have the definitions ascribed to them in the Merger Agreement.

In connection with the anticipated closing of the transaction contemplated by the Merger Agreement, upon full execution hereof, this Letter Agreement shall set forth certain amendments to the Merger Agreement accepted and agreed to by the undersigned parties hereto:

          1.      Article II, Section 2.6, Subsections (b)(iii) and (b)(iv) of the Merger Agreement shall hereby be deleted in their entirety and replaced as follows:

     “(iii)      an original stock certificate representing Five Million (5,000,000) shares of Holdings Common Stock registered in the name of the Seller;

     (iv)      reserved;”

          2.      Article III, Section 3.1, Subsections (ii) and (iii) of the Merger Agreement shall hereby be deleted in their entirety and replaced as follows:

          “(ii)      the Membership Interests shall be cancelled and, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding and be automatically converted, at the Effective Time, into the right to receive the Note and the

Holding Company Stock immediately upon the Closing and the right to receive the Deferred Consideration Stock at the times set forth in Section 4.2 (together, the “Merger Consideration”); and

          (iii)      the Rollover Options shall be cancelled and, by virtue of the Merger and without any action on the part of the holders thereof, cease to be outstanding and be automatically converted into the right to receive, at the Effective Time, options to purchase an aggregate of 5,000,000 shares of the common stock of Holdings pursuant to the Equity Participation Plan in the respective amounts and at the respective purchase prices per share set forth on Schedule 6.3(a).”

          3.      Article IV, Section 4.1 of the Merger Agreement shall hereby be deleted in its entirety and replaced as follows:

          At the Effective Time, upon surrender by Seller to Merger Co. of the Membership Interest, and subject to the further terms and conditions set forth herein, in consideration for Seller’s delivery of the Membership Interest, Merger Co. shall pay to the Seller for the Membership Interests so acquired from Seller, the Merger Consideration.

          4.      Article IV, Section 4.2 of the Merger Agreement shall hereby be deleted in its entirety and replaced as follows:

          “4.2      Deferred Consideration.

          (a)      In addition to the consideration set forth in Section 4.1, Holdings shall issue to the Seller additional shares of Holdings Common Stock (collectively, the “Deferred Consideration Stock”) in the following amounts and at the following dates:

(i)

Five Million (5,000,000) shares shall be released to Seller upon the earliest to occur of (i) the closing of Holdings’ sale of equity or equity-linked securities, whether in a single transaction or in multiple transactions, in which Holdings receives gross proceeds of not less than $2,600,000, (ii) immediately prior to the closing of any transaction (or series of related transactions) constituting a “Change of Control” of Holdings or of the Surviving Corporation, as such term is defined in the Note, or (iii) January 15, 2008; and

(ii)

Five Million (5,000,000) shares shall be released to Seller upon the earliest to occur of (i) the closing of Holdings’ sale of equity or equity-linked securities, whether in a single transaction or in multiple transactions, in which Holdings receives gross proceeds of not less than $6,000,000 (inclusive of the amount set forth in Section 4.2(a)(i)), (ii) immediately prior to the closing of any transaction (or series of related transactions) constituting a “Change of Control of Holdings or of the Surviving Corporation, as such term is defined in the Note, or (iii) February 15, 2008.

          (b)      In determining the gross proceeds received by Holdings for purposes of Section 4.2(a), there shall be taken into account only funds that are actually first received by Holdings on or after the Closing Date. For the avoidance of doubt, “gross proceeds” shall not include the conversion of any debt (or interest thereon) incurred prior to the Closing Date and converted into equity or equity-linked securities thereafter.

          (c)      For the avoidance of doubt, in the event that between the date hereof and the issuance of all shares of Deferred Consideration Stock, there shall occur any one or more of the following (i) any forward or reverse stock split of the Holdings Common Stock, (ii) any dividend payable in shares of Holdings capital stock, (iii) any conversion, reclassification or exchange of the Holdings Common Stock into a different security, whether of Holdings or of another entity, (iv) any conversion or exchange of the Holdings Common Stock into cash or other property, or (v) any similar event affecting the Holdings Common Stock, then the Deferred Consideration Stock shall be equitably adjusted, converted or exchanged in the same manner as the other shares of common stock of Holdings that are then outstanding, and upon each Release Date set forth in Section 4.2(a) hereof the type and amount of securities or other property to be released to the Seller shall be equal to the type and amount that the Seller would have received had the Deferred Consideration Stock been issued immediately prior to the applicable action or event. Holdings hereby agrees that, at all times through the date of issuance of the Deferred Consideration Stock to the Seller, Holdings shall reserve for issuance a number of shares of Holdings Common Stock (or, if applicable, other securities) sufficient for the issuance of all Deferred Consideration Stock that has not then been issued.

          5.      Article VI, Section 6.3, Subsection (a) of the Merger Agreement shall hereby be amended by substituting, in lieu of the figure 150,000 contained therein, the figure, 283,333, and Schedule 6.3(a) shall be amended in its entirety and replaced by Schedule 6.3(a) attached to this Letter Agreement.

          6.      Article VII, Section 7.5, Subsection (a) of the Merger Agreement shall hereby be deleted in its entirety and replaced as follows:

          “(a)      As of the Closing Date, the authorized capital stock of Holdings will consist of 200,000,000 shares of common stock, par value $.001 per share, (the “Common Stock”) of which 50,600,000 shares will be issued and outstanding before the issuance of the Holding Company Stock to Seller and the issuance of the Deferred Consideration Stock to the Seller. Other than such shares and except as set forth on Schedule 7.5(c), there are no other Equity Interests of Holdings authorized, issued or outstanding. All of such shares are duly authorized, validly issued, fully paid and nonassessable.”

          7.      Article VIII, Section 8.3, Subsection (b) of the Merger Agreement shall hereby be amended and revised to remove any cross-references to Sections 8.3(c) and 10.2(g) .

          8.      Article VIII, Section 8.3, Subsection (c) of the Merger Agreement shall hereby be deleted in its entirety.

          9.      Article VIII, Section 8.9, Subsection (ii) of the Merger Agreement shall hereby be amended and revised to read as follows:

          “(ii)      prior to execution, provide Seller a reasonable opportunity to review and comment upon any Contract not in the ordinary course of business of Purchasers.”

          10.      Article IX, Section 9.2, Subsections (a)(ii) and (a)(iii) of the Merger Agreement shall hereby be deleted in their entirety and replaced as follows:

          “(ii)      Subject to Sections 9.2(c) and 9.2(e), the sum of all Losses pursuant to which indemnification is payable by the Seller pursuant to Section 9.1(a) shall not exceed, in the aggregate, $750,000 (the “Seller Cap Amount”).

          (iii)      With respect to any or all Losses indemnified hereunder, Seller shall have the right and the option in its sole discretion, in lieu of payment of cash, to satisfy such Losses by: (x) notifying Holdings in writing to reduce the interest and/or principal amount due under the Note by the amount of such Losses for so long as the Note remains outstanding; or (y) prior to the release of all Deferred Consideration Stock, to forfeit such number of shares of Deferred Consideration Stock with a value equal to such Losses; or (z) any combination of (x) and (y), above, in a ratio determined by the Seller in its sole discretion. For purposes of clause (y), above, the per share value of the Deferred Consideration Stock shall be deemed to be the greater of: (a) the average closing price of Holdings’ Common Stock reported by Bloomberg LP for the five (5) trading days preceding the Closing Date, or (b) the average closing price of Holdings’ Common Stock reported by Bloomberg LP for the five (5) trading days preceding the date of the indemnification claim.”

          11.      Article X, Section 10.2, Subsections (f), (g) and (h) of the Merger Agreement shall hereby be deleted in their entirety and replaced as follows:

     “(f)      The Board of Directors of Holdings shall have reserved for issuance a total of Twelve Million (12,000,000) shares of its common stock for purposes of the Employee Equity Participation Plan and shall have consented to the adoption of the Employee Equity Participation Plan as set forth in Section 8.8

     (g)      reserved;

     (h)      Holdings shall have either: (i) consummated prior to the Closing Date, or (ii) entered into a binding agreement to consummate, subject only to the condition that the Merger close, a tranche of private financing which will result in gross proceeds to Holdings of no less than Two Million Seven Hundred Thousand Dollars ($2,700,000), or such lesser amount as Purchasers and Seller shall mutually agree in writing (the “Private Financing”), of which not less than Four Hundred Fifty Thousand Dollars ($450,000) shall have been funded on or before the Closing Date; and”

          12.      The reference to Article II, Section 4.2 in the “Table of Contents” beginning on page i should be amended and revised to read “Deferred Consideration”.

          13.      A reference to “Exhibit J Merger Sub Security Agreement” should be added to the “Annexes, Schedules and Exhibits” beginning on page v of the Merger Agreement.

          14.      Reference to the following terms shall be removed entirely from the “Index of Defined Terms” beginning on page 1 of the Merger Agreement:

“Accountant’s Statement”
“Claw Back Period”
“EBITDA”
“Holding Company Claw Back Stock”
“Objection Notice”
“Restrictive Legend”
“Target EBITDA”

          15.      Reference to the term “Deferred Consideration Stock” shall be added to the “Index of Defined Terms” beginning on page 1 of the Merger Agreement.

          16.      The definitions of “Holding Company Stock”, “Purchase Price” and “Related Document” as set forth in Annex I of the Merger Agreement shall hereby be deleted in their entirety and replaced as follows, and a new definition of “Merger Sub Security Agreement” shall be inserted therein as follows:

          “‘Holding Company Stock’ means 5,000,000 shares of the Common Stock of Holdings.”

          “‘Merger Sub Security Agreement’” means a security agreement, in the form attached hereto as Exhibit J, under which Merger Sub shall grant a security interest in substantially all of its assets to secure its obligations under the Merger Sub Guaranty.

          “‘Purchase Price’ means the Merger consideration, less any shares of Deferred Consideration Stock forfeited to Holdings pursuant to Section 9.2(a)(iii) .”

          “‘Related Documents’ means the Note, the Merger Sub Guaranty, the Merger Sub Security Agreement, the New Employment Agreements and the Registration Rights Agreement.”

          17.      Article VIII, Section 8.8 shall hereby be amended by adding the following clause to the end of Section 8.8:

“, and shall maintain the effectiveness thereof until the earlier of the exercise or expiration of all Rollover Options.”

* * *

From and following the execution of this Letter Agreement by all parties hereto, all references in the Merger Agreement to “this Agreement”, “herein”, “hereof” and similar expressions and variations thereof are specifically intended to mean the Merger Agreement as amended by this Letter Agreement and all references by other agreements to the Merger Agreement are specifically intended to mean the Merger Agreement as amended by this Letter Agreement.

Except as otherwise provided herein, all of the representations, warranties, covenants, conditions and other provisions of the Merger Agreement are hereby ratified and confirmed and shall remain in full force and effect, enforceable in accordance with the terms thereof. This Letter Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

This Letter Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which, taken together, shall constitute one and the same agreement.

Please indicate your acknowledgement and agreement to the foregoing by countersigning this Letter Agreement in the space provided on the following pages.

[SIGNATURES APPEAR ON THE FOLLOWING PAGE]

Very truly yours,

FORTIFIED HOLDINGS CORP.

/s/ Dennis Mee
Dennis Mee
Interim President,
Chief Financial Officer & Secretary

Acknowledged and Agreed
this 12th day of September, 2007.

Z5 TECHNOLOGIES LLC

/s/ Brendan Reilly
    By: Brendan Reilly
    Title: Manager

THOMAS KEENAN VENTURES LLC

/s/ Brendan Reilly
    By: Brendan Reilly
    Title: Sole Manager of TK
              Management, LLC, the Manger

FORTIFIED DATA COMMUNICATIONS, INC.
(f/k/a Aegis Merger Corporation)

/s/ Dennis Mee
    By: Dennis Mee
    Title: President

cc.:

Richardson & Patel, LLP
The Chrysler Building
405 Lexington Avenue, 26th Floor
Attention: Jody R. Samuels
Facsimile: (212) 907-6687

Robinson & Cole, LLP
695 East Main Street
Stamford, Connecticut 06904
Attention: Eric J. Dale
Facsimile: (212) 907-6687

Agincourt Consulting Group LLC
1692 Massachusetts Avenue
Cambridge, Massachusetts 02138
Attention: Hugh O’Reilly
Facsimile (617) 354-5401